UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
PURSUANT TO SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934
Date of Report (Date of earliest event reported): January 4, 2019 (December 28, 2018)

GTY TECHNOLOGY HOLDINGS INC.
(Exact name of registrant as specified in its charter)
Cayman Islands (State or other jurisdiction of incorporation)	001-37931 (Commission File Number)	N/A (IRS Employer Identification No.)
1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144
(Address of principal executive offices, including zip code)
Registrant’s telephone number, including area code: (702) 945-2898
Not Applicable
(Former name or former address, if changed since last report)
Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:
☒
Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐
Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐
Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act
(17 CFR 240.14d-2(b))

☐
Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act
(17 CFR 240.13e-4(c))

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 (§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒
If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 1.01
Entry into a Material Definitive Agreement.

Amendments to Transaction Documents
As previously announced, on September 12, 2018, GTY Technology Holdings Inc. (the “Company”) entered into definitive agreements to acquire each of Bonfire Interactive Ltd., CityBase, Inc., eCivis, Inc., Open Counter Enterprises Inc., Questica Inc. and Questica USCDN Inc. and Sherpa Government Solutions LLC (collectively, the “Targets”), which such agreements were first amended on October 31, 2018 (as amended, the “Transaction Documents”). The transactions contemplated by the Transaction Documents are collectively referred to herein as the “Business Combination.”
On December 28, 2018, the Company entered into amendments to (or in some cases, amended and restated) the Transaction Documents (collectively, the “Second Amendments”) with the Targets to, among other things, lower the Necessary Cash Amount (as defined in each Transaction Document) to $270,000,000 and to reduce the amount of cash and increase the number of shares of common stock of GTY Govtech Inc., a wholly owned subsidiary of the Company (“New GTY”), payable to certain of the Targets’ shareholders; however, the aggregate value of the overall consideration remained unchanged. If, at the closing of the Business Combination, the amount of cash available to the Company from (x) the amount of funds remaining in the trust account established in connection with the Company’s initial public offering and (y) any other immediately available funds made available to the Company (including through the issuance of debt or equity securities by the Company pursuant to definitive agreements entered into on or before January 18, 2019) is greater than or equal to $325,000,000, the amount of cash payable to the Targets’ shareholders would increase and the number of shares of common stock of New GTY would decrease to the same mix of consideration as previously agreed upon in the Transaction Documents.
The foregoing description of the Second Amendments does not purport to be complete and is subject to and qualified in its entirety by the full text the Second Amendments, copies of which are attached hereto as Exhibits 2.1, 2.2, 2.3, 2.4, 2.5 and 2.6 and are incorporated herein by reference.
Important Information About the Business Combination and Where to Find It
In connection with the Business Combination, New GTY intends to file a Registration Statement on Form S-4 with the SEC, which will include a preliminary proxy statement/prospectus of GTY, relating to the shareholder meeting and warrant holder meeting. GTY will mail a definitive proxy statement/prospectus and other relevant documents to its shareholders in connection with the shareholder meeting and the warrant holder meeting. The Company’s shareholders, warrant holders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus and the amendments thereto and the definitive proxy statement/prospectus and documents incorporated by reference therein filed in connection with the Business Combination and the proposed amendment to the warrant agreement governing the Company’s warrants (the “Warrant Agreement”), as these materials will contain important information about the Targets, the Company, the Business Combination and the proposed amendment to the Warrant Agreement. When available, the definitive proxy statement/prospectus and other relevant materials for the Business Combination and the proposed amendment to the Warrant Agreement will be mailed to shareholders and warrant holders of the Company as of a record date to be established for voting on the Business Combination and the proposed amendment to the Warrant Agreement. Shareholders and warrant holders will also be able to obtain copies of the preliminary proxy statement/prospectus, the definitive proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference therein, without charge, once available, at the SEC’s web site at www.sec.gov, or by directing a request to: GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898.
Participants in the Solicitation
GTY and its directors and executive officers may be deemed participants in the solicitation of proxies from GTY’s shareholders and warrant holders with respect to the shareholder meeting and warrant holder meeting. A list of the names of those directors and executive officers and a description of their interests in GTY is contained in GTY’s annual report on Form 10-K for the fiscal year ended December 31, 2017, which was filed with the SEC and is available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to GTY Technology Holdings Inc., 1180 North Town Center Drive, Suite 100, Las Vegas, Nevada 89144, Attention: Harry L. You, (702) 945-2898. Additional information regarding the interests of such participants will be contained in the proxy statement/prospectus on Form S-4 relating to the shareholder meeting and warrant holder meeting when available.
The Targets and their directors and executive officers may also be deemed to be participants in the solicitation of proxies from the shareholders and warrant holders of GTY in connection with the shareholder meeting and warrant holder meeting. A list of the names of such directors and executive officers and information regarding their interests in the shareholder meeting and warrant holder meeting will be included in the proxy statement/prospectus on Form S-4 relating to the shareholder meeting and warrant holder meeting when available.
Forward-Looking Statements
This Current Report on Form 8-K and the Exhibits hereto include “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s and each Target’s actual results may differ from their expectations, estimates and projections and consequently, you should not rely on these forward looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, the Company’s and the Targets’ expectations with respect to future performance and anticipated financial impacts of the Business Combination, the satisfaction of the closing conditions to the Business Combination and the timing of the completion of the Business Combination. These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside of either the Company’s or the Targets’ control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of any of the Transaction Documents or could otherwise cause a Business Combination to fail to close; (2) the outcome of any legal proceedings that may be instituted against the Company or a Target following the announcement of the Transaction Documents and the Business Combination; (3) the inability to complete a Business Combination, including due to failure to obtain approval of the shareholders of the Company or other conditions to closing in the Transaction Documents; (4) the inability to complete the proposed amendment to the Warrant Agreement, including due to the failure to obtain the approval of the warrant holders of the Company; (5) the receipt of an unsolicited offer from another party for an alternative business transaction that could interfere with a Business Combination; (6) the inability to obtain or maintain the listing of New GTY’s common stock on The Nasdaq Stock Market following the Business Combination; (7) the risk that a Business Combination disrupts current plans and operations as a result of the announcement and consummation of the Business Combination; (8) the ability to recognize the anticipated benefits of a Business Combination, which may be affected by, among other things, competition, the ability of the combined company to grow and manage growth profitably and retain its key employees; (9) costs related to the Business Combination; (10) changes in applicable laws or regulations; (11) the possibility that a Target or the post-combination company may be adversely affected by other economic, business, and/or competitive factors; and (12) other risks and uncertainties indicated from time to time in the proxy statement/prospectus on Form S-4 relating to the Business Combination, including those under “Risk Factors” therein, and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based.
No Offer or Solicitation
This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of section 10 of the Securities Act, or an exemption therefrom.
Item 9.01
Financial Statements and Exhibits.

(d) Exhibits
Exhibit No.	Description
2.1
Amendment No. 2 to Arrangement Agreement, dated December 28, 2018, by and among Bonfire Interactive Ltd., GTY Technology Holdings Inc., 1176370 B.C. Unlimited Liability Company, 1176363 B.C. Ltd. and the Bonfire Holders’ Representative named therein.

2.2
Amendment No. 2 to Agreement and Plan of Merger, dated December 28, 2018, by and among CityBase, Inc., GTY Technology Holdings Inc., GTY Govtech, Inc., GTY CB Merger Sub, Inc. and Shareholder Representative Services LLC.

2.3
Amended and Restated Agreement and Plan of Merger, dated December 28, 2018, by and among eCivis Inc., GTY Technology Holdings Inc., GTY EC Merger Sub, Inc. and the eCivis Holders’ Representative named therein.

2.4
Amended and Restated Agreement and Plan of Merger, dated December 28, 2018, by and among Open Counter Enterprises Inc., GTY Technology Holdings Inc., OC Merger Sub, Inc. and Shareholder Representative Services LLC.

2.5
Amendment No. 2 to Share Purchase Agreement, dated December 28, 2018, by and among Questica Inc., Questica USCDN Inc., GTY Technology Holdings Inc., 1176368 B.C. Ltd., each of the Questica Holders named therein and the Questica Holders’ Representative named therein.

2.6
Amendment No. 2 to Unit Purchase Agreement, dated December 28, 2018, by and among Sherpa Government Solutions LLC, GTY Technology Holdings Inc., the Sherpa Holders named therein and the Sherpa Holders’ Representative named therein.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.
GTY TECHNOLOGY HOLDINGS INC.
By: /s/ Harry L. You Name: Harry L. You Title: President and Chief Financial Officer
Dated: January 4, 2019